FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

March 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jimmy (CF) McNamara Laura Crotty

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-277019

Dear Mr. McNamara and Ms. Crotty:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-277019) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 28, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Brian Fenske at (713) 651-5557 or Lee McIntyre at (713) 651-5328 of Norton Rose Fulbright (US) LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Pete O’Heeron
Name:	Pete O’Heeron
Title:	Chief Executive Officer